Ronald O. Mueller
July 16, 2010	Direct: 202.955.8671
Fax: 202.530.9569
Office of Mergers and Acquisitions	RMueller@gibsondunn.com
Division of Corporation Finance
United States Securities and Exchange Commission	Client: C 90016-00318

Attn: Melissa Campbell Duru, Special Counsel
100 F Street N.E.
Washington, DC 20549

Re:                 Textron Inc.
Schedule TO-I
Filed July 1, 2010
File No. 5-17699

Dear Ms. Duru:

On behalf of our client Textron Inc. (the “Company” or “Textron”), we are responding to the comments of the Office of Mergers & Acquisitions of the Division of Corporation Finance (the “Staff”) we received from you by letter dated July 13, 2010 (the “Comment Letter”), regarding the Tender Offer on Schedule TO filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 1, 2010, as subsequently amended (the “Schedule TO”).  We have set forth the Staff’s comment, indicated in bold, followed by the Company’s response.  Our response references the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”) with the Commission on July 1, 2010.  Any terms not defined in this letter have the meanings as set forth in the Offer to Exchange.

Schedule TO-I
Exhibit (a)1)(A):  Offer to Exchange
General

1.                                      You disclose that you will exclude employees located outside of the United States.  Supplementally advise us of the number of employees that will be excluded expressed as  a percentage of total employees eligible to participate.  Further, please supplementally expand upon statements explaining the compensatory rationale for the exclusion of such employees.  In this regard, we note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders and if you are relying upon the relief provided in the global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001), such relief is premised on the compensatory reasons for the exclusion of employees, including those located in certain foreign jurisdictions.

The Company has determined that excluding non-U.S. employees from the Offer best accomplishes the compensation objectives of the option exchange program.  Only three non-U.S. employees otherwise would be eligible to participate in the Offer, which represents approximately 0.6% of the total number (473) of Eligible Employees.

In determining to exclude these three employees, the Company considered their tax residency and locations and the associated costs of compliance with applicable foreign local laws in light of the Company’s reasons for the option exchange program, as set forth in Section III.3 of the Offer to Exchange.  Specifically, because of the small number of non-U.S. employees and the significant expense that would be incurred for the Company to address all applicable foreign employment, securities and tax laws, allowing non-U.S. employees to participate in the Offer would be inconsistent with the Company’s stated goal of the Offer of “making more efficient use of [its] resources.”  The Company considered the fair value of these three employees’ stock options and their pay grades and determined that the objective of enhancing employee retention and motivation was not as compelling for these three employees as a result of other benefits that they receive based on their location.

2.                                      Your current offer involves a variable exchange ratio which will be determined based on the closing price of your common stock on the expiration date of the offer.  Accordingly, optionholders who tender in your offer will not know the new exercise price and the reduced number of options they will receive in exchange until the close of business on the expiration date.  Thus, optionholders will not know certain material terms of the offer (i.e., the exact exchange ratio and new exercise price) until the expiration date of the offer.  Please provide us with your analysis of how this structure is in compliance with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A.  We may have further comment.

Rationale for Structure of the Offer

The Offer has been structured using a value-for-value exchange model for accounting purposes in order to be expense neutral to the Company and avoid a one-time compensation charge in the accounting period in which the Offer is consummated.  For Eligible Employees participating in the Offer, the fair value (as determined under applicable accounting rules) of the New Options they receive will be approximately equal to the fair value of the Eligible Options tendered for exchange, less a 15% discount.  The Company believes that this structure best achieves its compensatory objectives and is in the best interest of its shareholders, as the Offer should not create additional compensation expense to the Company.  This value-for-value structure was described in the stock option exchange proposal in the Company’s Definitive Proxy Statement (filed with the Commission on March 16, 2010) and approved by the Company’s shareholders.  In addition, the Company notes that proxy advisory services generally condition their favorable recommendation for option exchange programs on the exchanges being structured using a value-for-value or discounted value-for-value model so that they will not be economically dilutive to shareholders.

Disclosure Regarding Material Terms of Offer

The Company recognizes that Eligible Employees will not know the final number or the exercise price of New Options that they will receive in exchange until shortly after the close of the stock market on the Offer expiration date (currently set for July 30, 2010).  As the Offer to Exchange explains, the Company will not be able to compute the actual exchange ratios to be used in the Offer or determine the exercise price for the New Options until the closing of the stock market on the Offer expiration date because these numbers will be based on the closing price of the Company’s common stock on the New York Stock Exchange on that date.  Regardless of the final exchange ratios and exercise price that will be used in the Offer, the Offer to Exchange makes clear to Eligible Employees that the fair value of Eligible Options being exchanged will be approximately equal to the fair value of the New Options received less a 15% discount.  Accordingly, the Company believes that neither the exact number of New Options nor the exercise price of the New Options are themselves material terms of the Offer.

In addition, the Company has instituted a robust education program (as reflected in the exhibits to the Schedule TO and the Company’s preliminary filings on Schedule TO-C) to provide Eligible Employees with information with respect to the exchange ratios and terms of the New Options.  The Company provided hypothetical exchange ratios in Schedule A to the Offer to Exchange that were estimated based on information as of the most recent practicable date prior to filing the Schedule TO.  In addition, as described in the Offer to Exchange, Eligible Employees can log-in to the Option Exchange Website at any time during the Offer period and view personalized information relating to their Eligible Options, including each grant of Eligible Options that is eligible for exchange, and the exercise price and number of shares underlying each Eligible Option grant, as well as the hypothetical exchange ratios, exercise price and number of shares for each New Option that may be granted in exchange for each of their Eligible Options (the “New Option Information”), and see the effect that actual closing stock prices have on the New Option Information.  During the Offer period, the New Option Information is updated daily after the stock market closes and is based on the most recent closing price of the Company’s common stock on the New York Stock Exchange.  The Company believes that all Eligible Employees will be able to understand how the exercise price and number of New Options will be determined because they comprise a sophisticated group of managerial, professional and other senior-level employees.  In addition, the Company’s standard practice is to provide all employees at the level of the Eligible Employees with laptop computers as well as remote access to the

Company’s computer systems and around-the-clock tech support.  Therefore, the Eligible Employees are easily able to access the Option Exchange Website.

As noted in the Offer to Exchange, by approximately 6:00 p.m. Eastern Time on the Offer expiration date, the Company will update the Option Exchange Website with the final exchange ratios and exercise price of the New Options.  Although Eligible Employees thus already have been informed of when the final exchange ratios will become available, the Company also will send Eligible Employees an email (the form of this email is filed as Exhibit (a)(1)(K) to the Schedule TO) notifying them when the Option Exchange Website has been updated with the final exchange ratios and exercise price of the New Options.  Eligible Employees will then have until 11:59 p.m. Eastern Time that night to elect to participate in the Offer or change or withdraw any previous elections through the Option Exchange Website (which can be accessed from their Company-provided laptop computers or any other computer with Internet access).  The email notification also will provide Eligible Employees with monitored telephone numbers and a monitored email address to which questions can be directed for the remainder of the Offer period.  The Company notes that Eligible Employees will have access to the information regarding the final exchange ratios and the exercise price for the New Options several hours before the expiration of the Offer (currently scheduled for 11:59 p.m. Eastern Time on July 30, 2010), and the Company believes that Eligible Employees will have sufficient time to consider whether to tender or withdraw their Eligible Options once they are provided access to that information.

Legal Analysis

Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A requires that the exchange offer documents specify the material terms of the exchange offer.  The Company believes that its disclosure and education program ensures that Eligible Employees have information regarding the material terms of the Offer throughout the Offer period and an opportunity to tender and/or withdraw after the final exchange ratios have been posted to the Option Exchange Website.  Essential components of this program include the Company’s disclosure of material information to Eligible Employees regarding (i) the structure of the Offer, (ii) the methodology for calculating the exchange ratios, which is objective and remains fixed throughout the Offer period, (iii) hypothetical exchange ratios that are updated daily based upon recent closing prices, and (iv) the relative value relationship between the Eligible Options and the New Options, which remains fixed throughout the Offer period; and the Company’s plans and ability to quickly notify the limited, sophisticated pool of Eligible Employees of the availability of the final exchange ratios and exercise price information for the New Options once they are determined.

Although the exchange ratios that will be used in the Offer are not fixed at the outset of the Offer period, the Staff has granted no-action relief in numerous tender offers where the exchange ratio or other amount of consideration was not established until either very late into the offering period (see Lazard Freres & Co., SEC No-Action Letter (August 11, 1995) (setting the exchange ratio on the second business day prior to the expiration date)), on the expiration date of the offering period (see Kraft Foods Inc., SEC No-Action Letter (July 1, 2008), Halliburton Co., SEC No-Action Letter (March 23, 2007) and Weyerhaeuser Company, SEC No-Action Letter (February 23, 2007)), and in some cases even after the offering period expired (see Microsoft Corporation, SEC No-Action Letter October 15, 2003 and Comcast Corporation, SEC No-Action Letter (October 7, 2004)).

In addition, for the reasons discussed in Section III.3 of the Offer to Exchange, the Offer is being made for compensatory purposes.  In this context, under appropriate circumstances, the Staff has not treated absolute price certainty in a transaction for compensatory purposes as an essential requirement so long as a rational and objective pricing methodology is employed.  There have been a number of cases in this context where the Staff has provided no-action relief even though the amount of consideration payable to an individual electing to tender was not known until after the offer expired.  For example, in Comcast Corp., SEC No-Action Letter (October 7, 2004), participants in the exchange offer did know the amount of consideration they would receive until more than 10 days following the expiration of the offer, and in Microsoft Corp., SEC No-Action Letter (October 15, 2003), participants in the exchange offer did not know the amount of consideration they would receive until more than 15 days following the expiration of the offer.  In both cases, similar to the Company’s information disclosure program, eligible optionholders were provided with information at the time the offer commenced that allowed them to estimate the amount of consideration they would receive in the offer.  Moreover, the Company’s disclosure program goes further by allowing Eligible Employees to estimate the consideration to be received by reference to hypothetical exchange ratios that are updated daily throughout the Offer period.

Finally, the Company notes that several recent compensatory tender offers have involved situations in which the exchange ratio was not known until the expiration date shortly before the expiration time of the offer.  See, for example, Schedules TO filed by Xeta Technologies, Inc. on September 17, 2009; Lakes Entertainment, Inc. on August 25, 2009; MKS Instruments on August 3, 2009; Aspect Medical Systems, Inc. on June 8, 2009; Mindspeed Technologies, Inc. on April 30, 2009.  In each case, similar to the Company’s structure, the exchange ratio and number of shares subject to new options was calculated on the expiration date, based on the closing stock price on the offer expiration date.

Conclusion

The Company believes that the information that will be available after the determination of the final exchange ratios and prior to the expiration time, when considered with the information that was distributed with the Schedule TO and is available to Eligible Employees throughout the Offer period on the Option Exchange Website, will provide Eligible Employees with adequate knowledge about the material terms of the Offer and sufficient time to consider whether to tender or withdraw following the announcement of the final exchange ratios for the Offer.  The Company believes that Eligible Employees will have knowledge about the material terms of the exchange offer, such that the requirements of Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation MA have been met.

3.                                      Please note our comment above.  Please provide an analysis of how your offer allows sufficient time for holders to consider whether to tender or withdraw following the announcement and/or distribution of information containing the finalized terms of the offer (i.e. the exact exchange ratio).  As currently structured, optionholders will be informed of the materials terms of the offer at 6:00pm on the expiration date and will have only until 11:59pm to decide whether to participate in the offer.  As the filing persons are aware, Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders.  If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(1)(ii) and 14e-1(b).  Please cite to relevant no-action letters, other staff interpretative positions, and any relevant facts unique to your offer that you believe support your analysis.

The Company respectfully refers the Staff to its Response to Comment 2 above with respect to this comment as it relates to “any increase or decrease in the consideration offered.”  As stated above, the Offer is structured on a value-for-value exchange model pursuant to an objective, pre-established and well-disclosed methodology, which requires that the final exchange ratios be established at the expiration of the Offer period.  The Company does not believe that this involves an “increase or decrease in the consideration offered” within the meaning of Rule 13e-4(f)(1)(ii) that would require it to extend the timeframe of the Offer period after the date on which the final exchange ratios are established.

Summary Term Sheet, page 3
“How do I know whether I’m eligible...,” page 3

4.                                      We note the formula used to determine the eligibility of options that are the subject of the offer.  Since the formula determining the eligibility of options remains non-fixed through the time of market close on the expiration date, optionholders who are otherwise eligible throughout the duration of the offer will not know whether they hold eligible options and can participate in the offer until market close on the date of expiration of the offer.  Please advise us supplementally of the reasons for this degree of variation in the formula used to  determine eligible options.  Advise us of considerations you have given as to whether this degree of variability (which lasts through to the time the markets close on the expiration date of the offer) is in compliance with the tender offer rules, inclusive of Regulation 14E.

As noted in Section III.1 of the Offer to Exchange, only stock options that have an exercise price that exceeds the greater of (i) $38.00 per share, (ii) the 52-week high trading price of the Company’s common stock during the period preceding the end of the Offer period or (iii) 50% above the closing price of the Company’s common stock on the expiration date of the Offer period, will be eligible to be exchanged.  The Company structured the Offer in this manner in order to obtain shareholder approval for the stock option exchange, as required by the 2007 Plan and the rules of the New York Stock Exchange.  This option eligibility formula was included in the terms of the stock option exchange proposal described in the Company’s Definitive Proxy Statement (filed with the Commission on March 16, 2010) and approved by the Company’s shareholders.  Because shareholders were approving the implementation of a stock option exchange program for up to six months following approval, it was important to structure the Offer in this manner due to the potential for a recovery in the Company’s stock price.  In structuring the Offer in this manner, the Company took into account concerns raised by institutional shareholders and voting guidelines used by proxy advisory firms that were developed to apply to a broad range of companies seeking shareholder approval of stock option exchange programs.  While not necessarily addressed to concerns over volatility of the Company’s stock price, this type of option eligibility formula thus provides shareholders assurance that options that are not substantially “underwater” at the time the exchange ultimately is conducted are not potentially eligible for exchange.

In addition, when designing the option eligibility formula, the Company considered the fact that only a small, sophisticated group of Company employees would be eligible to participate in the Offer, each of whom would be able to understand the implications of the option eligibility formula.  Moreover, all Eligible Employees have a Company-provided laptop computer, which they can use to monitor the price of the Company’s common stock throughout the Offer period.

Although the Company believes it is important to ensure that only stock options that are significantly out-of-the-money at the time of the exchange will be eligible to be exchanged, the Company does not expect that the variable portions (prongs (ii) and (iii) above) of the option eligibility formula will be triggered in the Offer.  The Company’s stock price would need to increase by approximately 35% from the closing price of the Company’s stock on the New York Stock Exchange on June 25, 2010 and by approximately 42% from its closing stock price on the day preceding this letter, in order for the variable portions of the option eligibility formula to have an effect on which options are eligible for exchange.  Historically, the Company has rarely experienced this magnitude of stock price volatility in a two-week period.

5.                                      Please advise us supplementally of the likelihood of persons who are currently eligible to participate as of commencement, holding ineligible options at the expiration of the offer.  Further, please clarify the disclosure to provide hypothetical examples showing how optionholders who currently hold eligible options could be precluded from participating.

As discussed in its Response to Comment 4, the Company believes it is highly unlikely that the variable portions of the option eligibility formula will have an effect on which options are eligible for exchange.  Accordingly, the Company does not expect that any stock options that are eligible to be exchanged as of the commencement of the Offer will be ineligible at the expiration of the Offer.  In addition, because a decision to exchange Eligible Options (unlike a decision to tender securities that, but for the tender, can be sold or traded through the securities markets) does not alter the status of the Eligible Options in the hands of the optionholder unless and until that tender is accepted, we do not believe the possibility that an Eligible Option will cease to be eligible for exchange will be an important factor in Eligible Employees’ decisions with regard to whether or not they should exchange their Eligible Options.

The Company respectfully refers the Staff to the hypothetical example included in Question 25 of the FAQs filed as Exhibit 99.4 to the Company’s Schedule TO-C (filed with the Commission on June 18, 2010).  The hypothetical included in Question 25 provides an example of how a participant who held Eligible Options as of the commencement of the Offer could be precluded from tendering those options at the expiration of the Offer.  The FAQs have been distributed to Eligible Employees and also are posted on the Option Exchange Website.  In light of the robust education program the Company has implemented for Eligible Employees (as demonstrated by the exhibits to the Schedule TO, including the FAQs, and the Company’s preliminary filings on Schedule TO-C) and the fact that the variable portions of the option eligibility formula are not expected to be triggered, the Company does not believe that other hypothetical examples would be helpful and could, in fact, be misleading in light of the Company’s current stock price.  If the Company’s stock price does experience an increase of the magnitude necessary to make Eligible Options (as of the beginning of the Offer period) ineligible for the Offer, Eligible Employees will be informed promptly after the close of the Offer period.

Procedures for Tendering Eligible Options, page 18

6.                                      We note your disclosure throughout the offer to purchase indicating that tenders submitted by means other than through the offer exchange website will not be permitted and will not be accepted.  Please provide us with a legal analysis as to why you believe restricting the means of tendering to this process under all circumstances is acceptable.

The Company elected to require that all tenders and withdrawals in the Offer be made through the Option Exchange Website after determining that this limitation would not impose any meaningful restriction on the ability of any Eligible Employee to tender or withdraw options in the Offer.  Only a sophisticated group of high-level employees are eligible to participate in the Offer, all of whom have regular access to the Internet in the ordinary course of their employment.  In this regard, the Company provides all Eligible Employees with laptop computers that can be used in the office or at home and from which they can access the Option Exchange Website.  Eligible Employees are familiar with using laptop computers at home to access Company resources as the Company provides a VPN network for them to use to access the Company’s Intranet from outside the office.

As part of its laptop computer program, the Company provides Eligible Employees with information technology support 24 hours a day, seven days a week.  All Eligible Employees have a phone number that they can call to access live technical support.  The Company also is providing additional technical support resources specifically for the Offer.  As described in Question 31 of the Summary Term Sheet in the Offer to Exchange, the Company has provided Eligible Employees with a contact phone number and email address to which they can direct questions or get help navigating the Option Exchange Website.  In addition, as described in the e-mail notice that will be sent to Eligible Employees at 6:00 p.m. Eastern Time on the Offer expiration date (currently scheduled to be July 30, 2010) announcing the posting of the final exchange ratios and exercise price for New Options (filed as Exhibit (a)(1)(K) to the Schedule TO), from 6:00 p.m. Eastern Time until 11:59 p.m. Eastern Time on the Offer expiration date the Company will be making available an additional person whom Eligible Employees can contact for technical support.

The Company also considered that Eligible Employees routinely participate in Company programs and other activities that are offered exclusively online.  Most of the Company’s internal communications are delivered only via email, and a number of the Company’s employee programs are managed online.  As a result, Eligible Employees are accustomed to using online resources to participate in Company programs.  The Company believes that Eligible Employees will be comfortable relying solely on the Internet for purposes of making tenders and withdrawals under the Exchange Offer.

In addition to concluding that limiting tenders and withdrawals to the Option Exchange Website would not impose any meaningful restriction on the ability of any Eligible Employee to make tenders and withdrawals, the Company also believes that it and Eligible Employees will benefit from certain efficiency and ease of use advantages of an online-exclusive system.  In particular, the Option Exchange Website at all times will show the current status of an Eligible Employee’s options (for example, tendered or not tendered), which allows participants to view the status of their options in “real time” and avoids the possible delay of up to several days in the timeliness of information that otherwise might occur if paper-based tenders and withdrawals were permitted.  Similarly, the Option Exchange Website will provide immediate confirmation via email of actions taken by tendering or withdrawing Eligible Employees, allowing them to verify quickly that the action taken was what they intended.  The Company also believes that the online system is easier for Eligible Employees to use compared with a paper-based system in which they must take the additional step after completing their forms of physically sending the documents to the Company through a secure and timely paper-based delivery method.

In view of the fact that all Eligible Employees have access to the Option Exchange Website through their Company-provided laptop computers, are accustomed to the manner in which the Offer is being administered as they routinely make other Company program elections using Internet-based systems and will be provided with extensive technical support, and because the Company believes an online-based system is more efficient, provides more timely information and is easier for Eligible Employees to use than other alternatives, the Company believes that limiting the manner in which Eligible Employees may tender and withdraw Eligible Options as part of the Offer is acceptable under the issuer tender offer rules and provides benefits to Eligible Employees and the Company that would not otherwise be available.

7.                                      See our comment above.  You disclose that withdrawals may only be submitted through the offer exchange website.  Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in ompliance with the withdrawal rights incorporated in Rule 13e-4(f)(2).  We may have additional comments.

The Company respectfully refers the Staff to its Response to Comment 6 above with respect to this comment as it relates to the method for withdrawing elections.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings.  The Company further acknowledges that (i) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments.  If you have any questions, please do not hesitate to contact me at (202) 955-8500 or to contact Jayne Donegan at (401) 752-5187.

Very truly yours,

/s/ Ronald O. Mueller

Ronald O. Mueller

cc:           Jayne Donegan

ROM/akb